UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)

PacificHealth Laboratories, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

695113100
(CUSIP Number)

Gary L. Fuhrman
9 East 64th St.
New York, New York 10065
(917) 301-7024
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications)

May 12, 2011
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(a), 13d-1(f), or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the  purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but shall be subject  to all other provisions  of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO.  695113100

1.	NAMES OF REPORTING PERSONS.
I.R.S. Identification Nos. of above persons (entities only)
Gary L. Fuhrman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) (b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ___
Not Applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

Number of	7.	Sole Voting Power	1,400,000 Common
Shares
Beneficially
Owned by	8.	Shared Voting Power	0
Each
Reporting	9.	Sole Dispositive Power	1,400,000 Common
Person with:

	10.	Shared Dispositive Power	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,400,000 Common

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES __

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7% of outstanding common.

14.	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

(a) The title of the class of equity securities to which this statement relates is common stock.

(b) The name and address of the principal executive office of the issuer is:
PacificHealth Laboratories, Inc.
100 Matawan Road, Suite 150
Matawan, New Jersey 07747

Item 2.	Identity and Background
(a)           Name
Gary L. Fuhrman

(b)           Address
9 East 64th St.
New York, NY 10065

(c)           Occupation/Employment
Investment Management

(d)	During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship:
United States of America

Item 3.	Source and Amount of Funds or Other Consideration
Personal Funds

Item 4.	Purpose of Transaction

Investment purposes.

The reporting person does not have plans or proposals which relate to or would result in:

(a)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c) Any material change in the present capitalization or dividend policy of the Issuer;

(d) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer  is a  registered closed-end investment company, any plans or proposals to make any changes in its investment  policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(e)  Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

(f) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(g) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(h) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the reporting person is 1,400,000 shares of common, or 6.7% of the voting rights.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None.

Item 7.	Material to be Filed as Exhibits
There are no exhibits filed with this Schedule.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 18, 2011	/s/ Gary L. Fuhrman Gary L. Fuhrman